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Exhibit 12.1

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

		Year Ended December 31,
	Three Months Ended March 3, 2004
		2003	2002	2001	2000		1999
Income (Loss) Before Income Taxes and Extraordinary Item and Cumulative effect of Accounting Change	$98,442	$306,500	$54,540	$24,144	$503		$(56,199)
Deduct: Equity in net income (loss) of investees	1,042	3,011	2,175	2,608	1,945		(3,698)
Fixed Charges:
Add:
Interest and amortization on indebtedness	1,374	1,410	—	—	—		—
Estimate of interest component within rental expense net of sublease (income) (1)	1,520	2,900	1,067	(44)	63		192

Income (Loss) Available for Fixed Charges	$100,294	$307,799	$53,432	$21,492	$(1,379	)(2)	$(52,309	)(2)

Fixed Charges:
Interest and amortization on indebtedness	$1,374	$1,410	$—	$—	$—		$—
Estimate of interest component within rental expense net of sublease (income) (1)	1,520	2,900	1,067	(44)	63		192

Total Fixed Charges	$2,894	$4,310	$1,067	$(44)	$63		$192

Ratio of earnings to fixed charges	34.7	71.4	50.1	488.5	N/A	(2)	N/A	(2)

(1)
Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.

(2)
For the years ended December 31, 2000 and 1999, the Company's income was insufficient by $1,379 and $52,309, respectively, to cover its fixed charges.

N/A= Not applicable

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Arch Capital Group Ltd. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)